FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Additional Block Listing
Exhibit No. 2	Remuneration Disclosures
Exhibit No. 3	Director/PDMR Shareholding
Exhibit No. 4	Director/PDMR Shareholding
Exhibit No. 5	Publication of Registration Document
Exhibit No. 6	RBS Investor Seminar on its UK Retail Business
Exhibit No. 7	Morgan Stanley European Financials Conference
Exhibit No. 8	Publication of Prospectus

Exhibit No. 1

Company Announcement

The Royal Bank of Scotland Group plc
Additional Block Listing

4 March 2013

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the UK Listing Authority for a block listing of 50,000,000 ordinary shares of 100 pence each to be admitted to the Official List.  It is anticipated that these shares will be admitted on 6 March 2013.

These shares will be allotted pursuant to the Company's obligations under the following employee share plans:

i)          15,000,000 ordinary shares of 100 pence each in respect of The Royal Bank of  Scotland Group plc 2010 Deferral Plan;

ii)         20,000,000 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc Long Term Incentive Plan;

iii)         10,000,000 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan; and

iv)        5,000,000 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc 2007 Sharesave Plan.

Participants in these employee share plans have or will become entitled to these new shares following the exercise of share options or allocation of share awards.

The shares will rank equally with the existing ordinary shares of the Company.

Exhibit No. 2

The Royal Bank of Scotland Group plc

8 March 2013

Remuneration Disclosures

The Royal Bank of Scotland Group plc (the "Group") announces that Remuneration Disclosures for the year ended 31 December 2012 are available on the Group's website at: www.rbs.com/rns/remuneration

Separate announcements will be made in due course regarding the publication of the Group's Annual Report and Accounts 2012, the Pillar 3 Disclosure 2012 and the 2013 Annual General Meeting documentation.

Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Exhibit No. 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ellen Alemany

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of conditional share awards on 8 March 2013 granted under the RBS 2010 Deferral Plan in March 2011 and March 2012.  The number of ordinary shares received has been reduced by the amounts required to discharge Ms Alemany's relevant tax liabilities.  Following these reductions, Ms Alemany has received 26,652 and 35,391 ordinary shares respectively.

Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

26,652 and 35,391 ordinary shares

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Nathan Mark Bostock

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of conditional share awards on 8 March 2013 granted under the RBS 2010 Deferral Plan in March 2011 and March 2012.  The number of ordinary shares received has been reduced by the amounts required to discharge Mr Bostock's relevant tax liabilities.  Following these reductions, Mr Bostock has received 13,754 and 30,010 ordinary shares respectively.

Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

13,754 and 30,010 ordinary shares

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of an allocation of shares under the Share Bank arrangements on 8 March 2013.  The allocation was made as a conditional right to acquire ordinary shares under the RBS 2010 Deferral Plan in March 2011.  The number of ordinary shares received has been reduced by the amount required to discharge Mr Hester's relevant tax liability.  Following this reduction, Mr Hester has received 110,041 ordinary shares.  Vested shares are subject to a six month retention period following vesting and Mr Hester has voluntarily agreed to a total retention period of 12 months post vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

110,041 ordinary shares

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of conditional share awards on 8 March 2013 granted under the RBS 2010 Deferral Plan in March 2011 and March 2012.  The number of ordinary shares received has been reduced by the amounts required to discharge Mr Sullivan's relevant tax liabilities.  Following these reductions, Mr Sullivan has received 10,518 and 14,233 ordinary shares respectively.

Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

10,518 and 14,233 ordinary shares

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Bruce Winfield Van Saun

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Vesting of allocations of shares under the Share Bank arrangements on 8 March 2013.  The allocations were made as a conditional right to acquire ordinary shares under the RBS 2010 Deferral Plan in March 2011 and March 2012.  The number of ordinary shares received has been reduced by the amounts required to discharge Mr Van Saun's relevant tax liabilities.  Following these reductions, Mr Van Saun has received 72,741 and 72,000 ordinary shares respectively.  Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

72,741 and 72,000 ordinary shares

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONSIN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ellen Alemany

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Conditional share award granted on 8 March 2013 under the RBS 2010 Deferral Plan.

67,075 ordinary shares have been received by Ms Alemany on 8 March 2013 following immediate vesting and a reduction by the amount required to discharge Ms Alemany's relevant tax liability.  A total of 209,435 ordinary shares will be eligible to vest between March 2014 and March 2016.

The award is subject to clawback provisions prior to vesting of the shares.  Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

67,075 ordinary shares

8. Price per share or value of transaction

£3.0920

9. Date and place of transaction - 8 March 2013

10. Date issuer informed of transaction - 8 March 2013

11. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONSIN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Nathan Mark Bostock

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Conditional share award granted on 8 March 2013 under the RBS 2010 Deferral Plan.

43,467 ordinary shares have been received by Mr Bostock on 8 March 2013 following immediate vesting and a reduction by the amount required to discharge Mr Bostock's relevant tax liability.  A total of 135,834 ordinary shares will be eligible to vest between March 2014 and March 2016.

The award is subject to clawback provisions prior to vesting of the shares.  Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

43,467 ordinary shares

8. Price per share or value of transaction

£3.0920

9. Date and place of transaction - 8 March 2013

10. Date issuer informed of transaction - 8 March 2013

11. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONSIN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ross McEwan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Conditional share award granted on 8 March 2013 under the RBS 2010 Deferral Plan.

18,047 ordinary shares have been received by Mr McEwan on 8 March 2013 following immediate vesting and a reduction by the amount required to discharge Mr McEwan's relevant tax liability.  A total of 56,395 ordinary shares will be eligible to vest between March 2014 and March 2016.

The award is subject to clawback provisions prior to vesting of the shares.  Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

18,047 ordinary shares

8. Price per share or value of transaction

£3.0920

9. Date and place of transaction - 8 March 2013

10. Date issuer informed of transaction - 8 March 2013

11. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONSIN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Computershare Retained Shares Nominee

6. State the nature of the transaction

Conditional share award granted on 8 March 2013 under the RBS 2010 Deferral Plan.

24,528 ordinary shares have been received by Mr Sullivan on 8 March 2013 following immediate vesting and a reduction by the amount required to discharge Mr Sullivan's relevant tax liability.  A total of 76,649 ordinary shares will be eligible to vest between March 2014 and March 2016.

The award is subject to clawback provisions prior to vesting of the shares.  Vested shares are subject to a six month retention period following vesting.

7. Number of shares, debentures or financial instruments relating to shares acquired

24,528 ordinary shares

8. Price per share or value of transaction

£3.0920

9. Date and place of transaction - 8 March 2013

10. Date issuer informed of transaction - 8 March 2013

11. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONSIN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Bruce Winfield Van Saun

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. State the nature of the transaction

Conditional right to acquire ordinary shares under The RBS 2010 Deferral Plan.  The date of the award was 8 March 2013 and the award will vest in two equal tranches in March 2014 and March 2015.

The award is subject to clawback provisions prior to vesting of the shares.  Vested shares are subject to a six month retention period following vesting.

6. Number of shares, debentures or financial instruments relating to shares acquired

Award granted over 316,947 ordinary shares

7. Price per share or value of transaction

£3.0920

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ellen Alemany

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan.  The date of award was 8 March 2013 and the award will vest on 8 March 2016, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 338,319
Maximum number of shares releasable under the award - 751,819

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£3.0920

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Any additional information

Vesting of this award is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period.  In addition, the award will only vest if risk management during the performance period has been effective.  Clawback provisions will also apply.

11. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Nathan Mark Bostock

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan.  The date of award was 8 March 2013 and the award will vest on 8 March 2016, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 363,843
Maximum number of shares releasable under the award - 808,539

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£3.0920

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Any additional information

Vesting of this award is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period.  In addition, the award will only vest if risk management during the performance period has been effective.  Clawback provisions will also apply.

11. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan.  The date of award was 8 March 2013 and the award will vest on 8 March 2016, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 523,933
Maximum number of shares releasable under the award - 1,164,295

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£3.0920

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Any additional information

The award will vest after completion of a three year performance period, subject to delivery against the following performance conditions:

·      Core Bank Economic Profit (25%)
·       Relative Total Shareholder Return (25%)
·      Balance Sheet and Risk (25%)
·      Strategic Scorecard (25%)

In addition, the award will only vest if risk management during the performance period has been effective and financial and non-financial performance has been satisfactory in line with the Group's strategic plan.  The award is subject to clawback provisions.  Any vested shares will be subject to a further six month retention period post vesting.

11. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ross McEwan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan.  The date of award was 8 March 2013 and the award will vest on 8 March 2016, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 313,269
Maximum number of shares releasable under the award - 696,152

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£3.0920

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Any additional information

Vesting of this award is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period.  In addition, the award will only vest if risk management during the performance period has been effective.  Clawback provisions will also apply.

11. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan.  The date of award was 8 March 2013 and the award will vest on 8 March 2016, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 218,306
Maximum number of shares releasable under the award - 485,123

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£3.0920

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Any additional information

Vesting of this award is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period.  In addition, the award will only vest if risk management during the performance period has been effective.  Clawback provisions will also apply.

11. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification -8 March 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Bruce Winfield Van Saun

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. State the nature of the transaction

Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan.  The date of award was 8 March 2013 and the award will vest on 8 March 2016, subject to the achievement of performance conditions as outlined in Section 10 below.

6. Number of shares, debentures or financial instruments relating to shares acquired

Number of shares representing the initial notional value of award at grant - 327,459
Maximum number of shares releasable under the award - 727,685

The initial notional value has been calculated based on 45% of the maximum number of shares.

7. Price per share or value of transaction

£3.0920

8. Date and place of transaction - 8 March 2013

9. Date issuer informed of transaction - 8 March 2013

10. Any additional information

The award will vest after completion of a three year performance period, subject to delivery against the following performance conditions:

·      Core Bank Economic Profit (25%)
·      Relative Total Shareholder Return (25%)
·       Balance Sheet and Risk (25%)
·       Strategic Scorecard (25%)

In addition, the award will only vest if risk management during the performance period has been effective and financial and non-financial performance has been satisfactory in line with the Group's strategic plan.  The award is subject to clawback provisions.  Any vested shares will be subject to a further six month retention period post vesting.

11. Name of contact and telephone number for queries
Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification - 8 March 2013

Exhibit No. 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

41

8. Price per share or value of transaction

£3.07140

9. Date and place of transaction

7 March 2013

10. Date issuer informed of transaction

7 March 2013

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 March 2013

Exhibit No. 5

Publication of Registration Document

The following registration document has been approved by the UK Listing Authority and is available for viewing:

Registration Document of The Royal Bank of Scotland Group plc dated 12 March 2013.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9157Z_-2013-3-13.pdf

A copy of the above Registration Document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Greg Case
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

Exhibit No. 6

The Royal Bank of Scotland Group plc- RBS Investor Seminar on its UK Retail Business

RBS will be hosting an investor seminar on its UK Retail business on Monday 18th March 2013. A live webcast will be held at 1:30pm UK time and will be shown along with accompanying slides on our website www.rbs.com/ir.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

Exhibit No. 7

The Royal Bank of Scotland Group plc (RBS) - Morgan Stanley European Financials Conference

Stephen Hester, Group Chief Executive will present at the Morgan Stanley European Financials Conference in London on Tuesday 19th March 2013 at 9.00am (UK time).  The slides will be available on our website
www.rbs.com/ir shortly before the presentation commences.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

Exhibit No. 8

Publication of Prospectus and Offering Circular

The prospectus (forming part of the offering memorandum) has been approved by the UK Listing Authority and is available for viewing:

Offering Memorandum relating to The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc £90,000,000,000 Euro Medium Term Note Programme dated 22 March 2013.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7105A_-2013-3-22.pdf

A copy of the above Offering Memorandum (including the Prospectus) has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries specified in the Prospectus only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 March 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary